EXHIBIT 99.1

Volume Production Begins for Mynaric’s Flagship Space Laser Terminal – CONDOR Mk3

Initial Shipment Leaves Munich Production Facility

MUNICH, April 3, 2024 – Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today announced a milestone in the product maturity of the company’s flagship free space optical communications terminal for space-to-space and space-to-ground applications - the CONDOR Mk3. Volume production for the optical communications terminal began early in the first quarter of 2024 with an initial shipment made last week following customer approval.

“Today marks the culmination of the promise we made to our customers, our shareholders, the industry and our workforce to develop and manufacture free space optical communications systems for mass deployment,” said Mustafa Veziroglu, CEO of Mynaric. “These systems will be part of government and commercial constellations, representing the start of a major new chapter for the company. I am incredibly proud of the entire team here at Mynaric, who, through collaboration with our key customers, are the reason we've reached this tremendous milestone.”

Initial shipments of the CONDOR Mk3 free space optical communications system will be part of the United States Space Development Agency (SDA) Tranche 1 Transport and Tracking Layer programs, among others. Mynaric was selected by Northrop Grumman as the sole supplier of optical communications terminals for the SDA’s Tranche 1 Transport and Tracking Layer programs and by York Space Systems for the SDA’s Tranche 1 Transport Layer. Mynaric was also selected by Loft Federal to supply the CONDOR Mk3 terminals to NExT – the SDA’s Experimental Testbed.

“The real challenge, which we have accomplished, is manufacturing cost-effective optical communications terminals at scale,” said Juan Carlos Lopez, Chief Operations Officer of Mynaric. “We have reached our goal by vertically integrating key parts of the manufacturing process because it allows greater efficiency and responsiveness to customer missions. This is just the beginning of reaching our full production capacity for the CONDOR Mk3 and future products.”

In addition to volume production of the CONDOR Mk3 optical communications system, Mynaric continues to pursue opportunities that explore the use of free space optical communications for additional space programs. Mynaric has been recognized as a key development partner in Phase 2 of DARPA’s Space-BACN program, was selected by the European Space Agency (ESA) to investigate optical technologies for next generation high-throughput optical inter-satellite links and was selected by the German government for multiple projects to develop quantum communication capabilities.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.